Sample calculation of policy year 5 Account Value, Cash Surrender Value and Death Benefit

Sentinel Benefit Provider Illustrations

Male age 45, Guaranteed Issue Nonsmoker, $250,000 of Level Death Benefit, Gross Investment Return of 0.00%,
Annual Premium of $4,000, Guaranteed Charges, Cash Value Accumulation Test, Death Benefit Option A.

Policy	Beginning	Premium	Premium	Policy	Underwrit. Cost of		Net	End	Distribution Enhancement End of
Year	of Year		Load	Admin.	Cost	Insurance	Investment of Year		Charge	to the	Year Cash
	Account			Charge		Charge	Earnings	Account	Refund	Account	Surrender
	Value							Value		Value	Value

1	$ -	$4,000.00	$ 600.00	$96.00	$ -	$ 818.53	$ (44.76)	$ 2,440.71	$ 200.00	$ 196.95	$ 2,637.66
2	$ 2,440.71	$4,000.00	$ 680.00	$96.00	$ -	$ 877.97	$ (79.27)	$ 4,707.47	$ -	$ 193.94	$ 4,901.41
3	$ 4,707.47	$4,000.00	$ 680.00	$96.00	$ -	$ 939.58	$ (114.11)	$ 6,877.78	$ -	$ -	$ 6,877.78
4	$ 6,877.78	$4,000.00	$ 680.00	$96.00	$ -	$ 1,006.09	$ (146.53)	$ 8,949.16	$ -	$ -	$ 8,949.16
5	$ 8,949.16	$4,000.00	$ 680.00	$96.00	$ -	$ 1,080.18	$ (178.46)	$ 10,914.52	$ -	$ -	$ 10,914.52

End of year 5 Cash Surrender Value under guaranteed assumptions is equal to End of year 5 Account Value

End of year 5 Cash Surrender Value : $10,914.52

Annual hypothetical net return is calculated by using 0% gross hypothetical investment return, average fund expense, mortality expense and risk charge and separate account administration charge by using the following formula:
(((1+(Gross Inv. Ret/100))^(1/365))-(((1+(Total asset charge/100))^(1/365))-1))^365

Total asset charge is 0.85% plus 0.60% plus 0.10% where average fund expense is 0.85%, mortality and expense risk charge is 0.60% and separate account administreation charge is 0.10% .

Premium load is deducted at the time of premium payment. Cost of insurance charge, policy administration charge and underwriting cost are deducted monthly. Underwriting cost is zero for Guaranteed Issue policies. Mortality and expense risk charge, separate account administration charge and fund expenses are deducted daily.

Account value at the end of any policy year is equal to the account value at the beginning of the policy year plus premiums paid less Premium loads less underwriting costs, if any, less cost of insurance charges less policy administration charges plus net investment earnings during the year.

Cash surrender value in year 1 and 2 are calculated just like account value except by reducing the first year premium load by one third of distribution charge. Cash surrender value after policy year 2 is equal to account value.

Death Benefit is equal to larger of basic face amount plus term insurance amount, if any, or cash surrender value times the death benefit factor. Death benefit factor depends on the death benefit compliance test, age and sex.
In the above example, face amount is higher than the cash surrender value times the death benefit factor during the first 5 policy years.

For different years, the calculation would be similar, starting with the Account Value at the beginning of the year, adding premiums paid, subtracting all policy charges, and adding or subtracting net investment income, to arrive at end of year
Account Value. Cash Surrender Value is equal to Account Value in all years except the first two.The Death Benefit will be equal to the face amount unless the death benefit factor referred to above times the Cash Surrender Value is greater than the face amount, in which case it would be the Cash Surrender Value times the death benefit factor.